SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 7 January 2005

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

Nokia Press Release, January 7, 2005:

Exercises with stock options of Nokia Corporation

STOCK EXCHANGE ANNOUNCEMENT	1 (1)

January 7, 2004

Exercises with stock options of Nokia Corporation

A total of 1,000 shares of Nokia Corporation (“Nokia”) were subscribed for based on Nokia’s 1999 employee stock option plan as of 30 December 2004. This resulted in an increase of Nokia’s share capital by 60 euros and of shareholders equity by EUR 16,827.50. The new shares carry all shareholder rights as from the registration date, January7, 2005 and the shares has been admitted to public trading on the Helsinki Exchanges together with the old Nokia share class (NOK1V) as from the same date.

As a result of the increase, the share capital of Nokia is currently EUR 279,825,678.00 and the total number of shares is 4,663,761,300.

Nokia’s 1999 employee stock option plan, approved by the Annual General Meeting in 1999, expired as of 31 December 2004. The last day of trading with the stock options on the HEX was December 23, 2004.

Helsinki Exchanges has admitted to their main list, as was the case in 2004, the new shares to be issued based on exercises under Nokia’s 2001 and 2003 employee stock option plans, i.e. “Nokia Uudet” as a separate share class (NOK1VM105) with effect from January 7, 2005. The purpose of the continuous listing is to improve the efficiency of the exercise process of Nokia’s outstanding stock option plans and the related share subscriptions. The listing enables trading with newly issued shares already prior to the trade registration of the new shares, which only takes places at certain dates during the year.

Media enquiries:

Nokia

Corporate Communications

Tel: +358 (0) 7180 34900

Fax: +358 (0) 7180 38226

Email: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2005	Nokia Corporation

By:	/s/ Ursula Ranin
	Name:	Ursula Ranin
	Title:	Vice President, General Counsel